FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83. REDACTED PORTIONS ARE MARKED WITH [***] AND HAVE BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

April 1, 2013

VIA EDGAR

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National Bankshares, Inc. (the “Company”) SEC Comment Letter Dated March 25, 2013 (the “Comment Letter”)

Item 4.02 Form 8-K Filed March 20, 2013 (File No. 0-15204)

Dear Mr. Nolan:

We write in response to the letter dated March 25, 2013 of United States Securities and Exchange Commission (the “Commission”) relating to the above referenced 8-K filing.  We have reviewed your letter and the following are our responses, along with the original text of your comments.

This letter is being filed with the Commission on EDGAR as correspondence, and a complete copy of this letter in paper format is also being forwarded to you by overnight delivery.  Please note that this letter (the “Response Letter”) omits confidential information included in the unredacted version of the Response Letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

We respectfully request, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to certain portions of our responses (the “Confidential Materials”). The Confidential Materials are marked with bracketed asterisks [***], and the pages on which they appear is marked with the confidentiality legends as required by Rule 83. We believe that the Confidential Materials contain information that is covered by one or more exemptions in the FOIA, for reasons of

Mr. John P. Nolan
United States Securities and Exchange Commission
April 1, 2013

business confidentiality. If any person who is not an employee of the Commission, including any other government employee, requests an opportunity to inspect or copy the materials referred to in this letter, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that the Company be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned with a copy to Douglas W. Densmore at (540) 510-3024 (facsimile: (540) 510-3050). The telephone and facsimile numbers for Mr. Skeens are (540) 552-2011 and (540) 951-6320 (facsimile).

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential treatment requested by National Bankshares, Inc.” and each page is marked for the record with the identifying numbers and code “NBI-001” through “NBI-007.”

Pursuant to Rule 83, a copy of the Request (but not this Response Letter) also is being delivered to the Commission’s FOIA Office.

Item 4.02(A).  Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.	We note your disclosure that you will amend your December 31, 2012 Form 10-K to reflect the reclassification of loans. Please tell us when you intend to file the restated financial statements.

Company’s response:

We filed our Amendment No. 1 to the Form 10-K with the SEC on March 26, 2013 (the “Form 10-K/A”).  In the “Explanatory Note” on page 2, we stated management’s reasons for filing the Form 10-K/A, specifically that (1) management identified certain loans that should be restated to reflect reclassification into nonaccrual status; and (2) management’s identification of a material weakness in internal control over financial reporting.

2.
When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Company’s response:

Item 9A of the Form 10-K/A states that following the examination of the Company’s subsidiary, National Bank of Blacksburg (the “Bank”), by

Confidential treatment requested by National Bankshares, Inc.
NBI-002

Mr. John P. Nolan
United States Securities and Exchange Commission
April 1, 2013

its primary federal regulator, management concluded that it made an error by not designating six loans involving two banking relationships as nonaccrual as of December 31, 2012. Item 9A describes the process that management followed in identifying the weakness and its efforts at remediation of the weakness.

Specifically, in order to remediate the material weakness in our internal control over financial reporting described in the Form 10-K/A, we implemented additional review procedures over the determination of nonaccrual and impaired loans. In addition, we changed the workflow of the procedures between our lending department, credit administration department and accounting department to properly identify and disclose impaired loans.

Management discussed this corrective action with the Audit Committee of the Company and with its independent registered accounting firm for that period, Yount, Hyde and Barbour, PC.

3.
We note that you reclassified loans from accrual to non-accrual status effective December 31, 2012. Your accrual policy on page 42 of the December 31, 2012 Form10-K states that interest is discontinued at the time a loan is 90 days delinquent unless the credit is well secured and in the process of collection. Please tell us the following so we may better understand your restatement.

•	Please tell us the nature of the reclassified loans, how they were identified, and how you determined the accrual status of your remaining portfolio is valid as of December 31, 2012;

Company’s response:

The reclassified loans consist of a total of six loans based on two banking relationships. One loan is a commercial development loan to a limited liability company in the amount of $3,600,000.  Four of the other five loans are commercial loans to a limited liability company in the following amounts:  $3,270,000; $950,000; $750,000; and $55,407.17. These six loans, which had not been previously classified as nonaccrual when our initial Form 10-K was filed on March 8, 2013, were identified during the 2013 examination of the Bank by the Office of the Comptroller of the Currency (“OCC”), and were brought to the attention of the Company’s management as needing to be classified as nonaccrual at the examination exit interview on March 14, 2013. Immediately following the examination exit interview on March 14, 2013 and as a means of corrective action, we established a task force of Company and Bank employees who from March 14, 2013 until March 22, 2013 reviewed all commercial relationships over $500,000 (a total of 579 loans) in the Bank’s portfolio to ensure compliance with Bank and regulatory policies relating to nonaccrual classification. This task force determined that the loans constituting the remaining portfolio of commercial relationships over $500,000 were properly classified as of December 31, 2012.

Confidential treatment requested by National Bankshares, Inc.
NBI-003

Mr. John P. Nolan
United States Securities and Exchange Commission
April 1, 2013

[***] This information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential treatment requested by National Bankshares, Inc.
NBI-004

Mr. John P. Nolan
United States Securities and Exchange Commission
April 1, 2013

[***]
•	Please tell us the payment and collection status of the reclassified loans at December 31, 2012;
Company’s response:

At December 31, 2012, the subject loans were designated as substandard nonaccrual and 89 days past due.  These designations were based on the OCC regulatory action referenced above and from our internal risk rating process completed after the OCC examination.

•	Please tell what impact this reclassification had on your allowance for loan loss at December 31, 2012 and the basis for your conclusion; and,
Company’s response:

Prior to the restatement on Amendment No. 1 of Form 10-K/A, the calculation of the required amount for the allowance of loan losses resulted in an excess of reserves, or unallocated portion, of $81,000.  The restatement resulted in a decline of $32,000 to the unallocated portion, to $49,000.  Because the Company’s calculations still estimated excess reserves, no change to the balance or additional provision was determined to be necessary.

Note 2: Restatement of Consolidated Financial Statements of the Form 10-K/A provides several charts showing the “as reported” and “as amended” number for allowance for loan losses.  Specifically, and in response to your question, the impact the reclassification had on allowance for loan loss at December 31, 2012 was an increase in the following segments and amounts:

▪	Commercial Real Estate: $127,000;
▪	Commercial Non-Real Estate: $3,000; and
▪	Consumer Non-Real Estate: $7,000.
There were decreases in the following segments and amounts:

▪	Real Estate Construction: $105,000; and
▪	Unallocated: $32,000.
The following segments were not impacted:

▪	Consumer Real Estate,
▪	Public Sector and IDA.
The basis of our conclusion is the thorough review of loans performed by our internal task force immediately following identification of the six subject loans.

Confidential treatment requested by National Bankshares, Inc.
NBI-005

Mr. John P. Nolan
United States Securities and Exchange Commission
April 1, 2013

•
Please quantify the interest income you recorded in 2012 related to the reclassified loans, whether or not are going to restate your interest income as a result of this reclassification and the basis for your conclusion.

Company’s response:

In 2012, the amount of interest income we recorded for the subject loans was $478,394.62 (this number represents the interest earned.).  Interest paid by the customers in 2012 for both relationships was $401,143.66.

Following the OCC regulatory action and our internal risk rating review in March 2013, the subject loans were designated as substandard and nonaccrual.  If the advance on the credit line for Relationship No. 1 and the Loan Number 4 for Relationship No. 2 remained in effect, the financial impact of the Bank having to reverse interest income as of December 31, 2012 would have been $54,355.46 (pre-tax).  The financial effect of the Bank having to reverse interest income as if the advance on Relationship No. 1 and Loan Number 4 for Relationship No. 2 were never made was $168,316.45 (pre-tax).  The former figure represents 0.24% of the Company’s pre-tax income of $22,992,000. The latter figure represents 0.73% of the Company’s pre-tax income.  Management believes that these figures are immaterial relative to the Company’s income statement.

We determined that we will not restate our interest income as a result of this reclassification because the purpose of filing the Amendment No. 1 to the Form 10-K was to show the effect of the changes as a result of the reclassification of the subject loans to nonaccrual.  Also, because the OCC required that the Bank amend its Consolidated Reports of Condition and Income as of December 31, 2012 to reflect the reclassification of the subject loans, management of the Company and the Bank, as well as the Boards of Directors of each, did not want inconsistent financials in the public domain.  Therefore, the Company filed Amendment No. 1 to Form 10-K to be consistent with the amended Call Report which the Bank filed on March 26, 2013. Finally, as stated above, management believes that the effect of the subject loan reclassification on the amount of interest income is immaterial relative to the Company’s pre-tax income.

We appreciate you bringing these matters to our attention. Please provide any additional comments concerning this response.  In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This response letter has been filed on EDGAR under the form type CORRESP. In addition, we have filed a document that compares the initial Form 10-K filed on March 8, 2013 with the Amendment No. 1 on Form 10-K/A filing on March 26, 2013.

Confidential treatment requested by National Bankshares, Inc.
NBI-006

Mr. John P. Nolan
United States Securities and Exchange Commission
April 1, 2013

We trust that the above responses will be acceptable to the Commission. Please do not hesitate to call me at (540) 552-2011 or email me at dskeens@nbbank.com with any questions regarding this letter. Thank you for your time and attention.

Sincerely,

/s/ David K. Skeens

David K. Skeens
Treasurer and Chief Financial Officer, National Bankshares, Inc.

Enclosure

cc:           James G. Rakes, Chairman, President and CEO
Bryce J. Hunter, SVP, Secretary and General Counsel
Douglas W. Densmore, LeClair Ryan

Confidential treatment requested by National Bankshares, Inc.
NBI-007